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EXHIBIT 2

REPORT OF MANAGEMENT

To the shareholders of FirstService Corporation:

        Management is responsible for the preparation of FirstService Corporation's consolidated financial statements. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present the Company's financial condition and results of operations. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and reconciled to Canadian generally accepted accounting principles in note 22 to the consolidated financial statements in all material respects. Management has included in the Company's consolidated financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances.

        PricewaterhouseCoopers LLP, the independent auditors of the Company, have audited the Company's consolidated financial statements in accordance with Canadian generally accepted auditing standards, and they provide an objective, independent review of the fairness of reported operating results and financial position.

        The Board of Directors of the Company has an Audit Committee that meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls, and financial reporting matters.

/s/ Jay S. Hennick President and CEO	/s/ John B. Friedrichsen Senior Vice President and CFO
May 7, 2004

INDEPENDENT AUDITORS' REPORT

To the shareholders of FirstService Corporation:

        We have audited the consolidated balance sheets of FirstService Corporation as at March 31, 2004 and 2003 and the consolidated statements of earnings, shareholders' equity and cash flows for each year in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and cash flows for each year in the three-year period ended March 31, 2004 in accordance with United States generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP Chartered Accountants
Toronto, Canada May 7, 2004

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of U.S. dollars, except per share amounts) — in accordance with United States generally accepted accounting principles

For the years ended March 31	2004	2003	2002
Revenues	$609,794	$523,127	$493,551
Cost of revenues	424,069	359,254	334,464
Selling, general and administrative expenses (note 5)	132,328	113,991	104,043
Other income, net (note 6)	(897)	(1,106)	(196)
Depreciation and amortization	15,223	13,285	11,953

	39,071	37,703	43,287
Interest, net	7,905	8,936	12,952

Earnings before income taxes and minority interest	31,166	28,767	30,335
Income taxes (note 14)	9,201	7,701	10,195

Earnings before minority interest	21,965	21,066	20,140
Minority interest share of earnings	3,101	3,040	3,658

Net earnings from continuing operations	18,864	18,026	16,482
Net earnings from discontinued operations, net of income taxes (note 4)	160	414	547

Net earnings	$19,024	$18,440	$17,029

Net earnings per share (note 15)
Basic
Continuing operations	$1.32	$1.29	$1.22
Discontinued operations	0.01	0.03	0.04

	$1.33	$1.32	$1.26

Diluted
Continuing operations	$1.29	$1.24	$1.13
Discontinued operations	0.01	0.03	0.04

	$1.30	$1.27	$1.17

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles

As at March 31	2004	2003
Assets
Current assets
Cash and cash equivalents	$15,620	$5,378
Accounts receivable, net of an allowance of $3,976 (2003 — $5,343)	97,367	85,484
Inventories (note 7)	15,229	15,095
Prepaids and other (note 7)	15,659	13,617
Deferred income taxes (note 14)	3,358	2,808

	147,233	122,382

Other receivables (note 8)	5,397	5,839
Interest rate swaps (note 17)	6,805	6,279
Fixed assets (note 9)	49,826	46,600
Other assets (note 9)	2,829	2,777
Deferred income taxes (note 14)	2,167	103
Intangible assets (note 10)	37,717	31,427
Goodwill (note 11)	185,579	173,624

	290,320	266,649

	$437,553	$389,031

Liabilities
Current liabilities
Accounts payable	$20,526	$22,564
Accrued liabilities (note 7)	49,353	34,270
Income taxes payable	1,985	1,209
Unearned revenue	9,736	8,369
Long-term debt — current (note 12)	3,502	3,030
Deferred income taxes (note 14)	1,266	1,066

	86,368	70,508

Long-term debt less current portion (note 12)	160,386	161,889
Deferred income taxes (note 14)	19,594	19,404
Minority interest	16,104	13,824

	196,084	195,117

Shareholders' equity
Capital stock (note 13)	68,557	60,571
Issued and outstanding 14,087,018 (2003 — 13,501,343) Subordinate Voting Shares and 662,847 (2003 — 662,847) convertible Multiple Voting Shares
Contributed surplus (note 13)	183	—
Receivables pursuant to share purchase plan (note 13)	(2,148)	(2,434)
Retained earnings	81,972	62,948
Cumulative other comprehensive earnings	6,537	2,321

	155,101	123,406

	$437,553	$389,031

Commitments and contingencies (note 18)

On behalf of the Board,
/s/ Jay S. Hennick Director	/s/ Peter F. Cohen Director

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles

	Issued and outstanding shares	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings (loss)	Total shareholders' equity
Balance, March 31, 2001	13,168,240	$54,863	$—	$(3,196)	$27,736	$(183)	$79,220

Comprehensive earnings:
Net earnings	—	—	—	—	17,029	—	17,029
Foreign currency translation adjustments	—	—	—	—	—	(443)	(443)

Comprehensive earnings							16,586

Subordinate Voting Shares:
Stock options exercised	607,025	2,849	—	—	—	—	2,849
Cash payments on share purchase plan	—	—	—	566	—	—	566

Balance, March 31, 2002	13,775,265	57,712	—	(2,630)	44,765	(626)	99,221
Comprehensive earnings:
Net earnings	—	—	—	—	18,440	—	18,440
Foreign currency translation adjustments	—	—	—	—	—	2,947	2,947

Comprehensive earnings							21,387

Subordinate Voting Shares:
Stock options exercised	421,625	3,002	—	—	—	—	3,002
Purchased for cancellation	(32,700)	(143)	—	—	(257)	—	(400)
Cash payments on share purchase plan	—	—	—	196	—	—	196

Balance, March 31, 2003	14,164,190	60,571	—	(2,434)	62,948	2,321	123,406
Comprehensive earnings:
Net earnings	—	—	—	—	19,024	—	19,024
Foreign currency translation adjustments	—	—	—	—	—	4,216	4,216

Comprehensive earnings							23,240

Subordinate Voting Shares:
Stock option expense			322				322
Stock options exercised	585,675	7,986	(139)	—	—	—	7,847
Cash payments on share purchase plan	—	—	—	286	—	—	286

Balance, March 31, 2004	14,749,865	$68,557	$183	$(2,148)	$81,972	$6,537	$155,101

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles

For the years ended March 31	2004	2003	2002
Cash provided by (used in)
Operating activities
Net earnings	$19,024	$18,440	$17,029
Less net earnings from discontinued operations	(160)	(414)	(547)
Items not affecting cash:
Depreciation and amortization	15,223	13,285	11,953
Deferred income taxes	(683)	2,786	230
Minority interest share of earnings	3,101	3,040	3,658
Write-off of financing fees on early debt retirement	—	—	1,375
Other	(181)	(287)	471
Changes in operating assets and liabilities:
Accounts receivable	(2,256)	9,661	(7,092)
Inventories	839	(4,292)	(579)
Prepaids and other	(1,069)	(1,042)	(1,988)
Accounts payable	(10,464)	(355)	(1,777)
Accrued liabilities	12,778	(6,629)	404
Income taxes payable	(1,670)	(1,503)	589
Unearned revenue	575	(3,033)	371

Net cash provided by operating activities	35,057	29,657	24,097

Investing activities
Acquisitions of businesses, net of cash acquired	(16,019)	(9,561)	(15,363)
Purchases of minority shareholders' interests	(1,098)	(6,352)	(4,623)
Purchases of fixed assets	(13,121)	(9,335)	(14,912)
Purchases of intangible assets	(551)	(579)	(1,150)
(Increase) decrease in other assets	(163)	2,069	683
Decrease (increase) in other receivables	1,869	(578)	80

Net cash used in investing activities	(29,083)	(24,336)	(35,285)

Financing activities
Increases in long-term debt	60,522	14,474	169,042
Repayments of long-term debt	(62,559)	(28,683)	(155,246)
Financing fees paid	(525)	—	(3,030)
Proceeds received on exercise of stock options	7,847	3,002	2,849
Collection of receivables pursuant to share purchase plan	286	196	566
Repurchases of Subordinate Voting Shares	—	(400)	—
Dividends paid to minority shareholders of subsidiaries	(510)	(191)	(139)

Net cash provided by (used in) financing activities	5,061	(11,602)	14,042

Net cash (used in) provided by discontinued operations	(318)	1,483	21

Effect of exchange rate changes on cash	(475)	2,844	(658)

Increase (decrease) in cash and cash equivalents during the year	10,242	(1,954)	2,217
Cash and cash equivalents, beginning of year	5,378	7,332	5,115

Cash and cash equivalents, end of year	$15,620	$5,378	$7,332

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except per share amounts) — in accordance with United States generally accepted accounting principles

1.     DESCRIPTION OF THE BUSINESS

  FirstService Corporation (the "Company") is a provider of property and business services to commercial, institutional and residential customers in the United States and Canada. The Company's operations are conducted through four segments: Residential Property Management, Integrated Security Services, Consumer Services and Business Services.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The preparation of the financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to goodwill, intangible assets and the collectibility of accounts receivable. Actual results could be materially different from these estimates. Significant accounting policies are summarized as follows:

  Basis of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts are eliminated on consolidation.

  Cash and cash equivalents

  Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

  Inventories

  Inventories are carried at the lower of cost and net realizable value. Cost is determined by the weighted average or first-in, first-out methods. The weighted average and the first-in, first-out methods represent approximately 35% and 65% of total inventories, respectively (2003 — 45% and 55%). Finished goods and work-in-progress include the cost of materials, direct labor and manufacturing overhead costs.

  Fixed assets

  Fixed assets are stated at cost less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	5% declining balance and 20 to 40 years straight-line
Vehicles	3 to 10 years straight-line
Furniture and equipment	20% to 30% declining balance and 3 to 10 years straight-line
Computer equipment and software	20% declining balance and 3 to 5 years straight-line
Enterprise system software	5 to 10 years straight-line
Leasehold improvements	term of the leases to a maximum of 10 years

  The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset over fair value calculated using discounted expected future cash flows.

  Financial instruments

  The Company uses interest rate swaps to hedge its interest rate exposure. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings. The company uses foreign exchange contracts to fix its exposure to Canadian dollar expenses. These contracts are not hedge accounted for. They are carried on the balance sheet at fair value and gains or losses are recognized in earnings.

  Financing fees

  Financing fees related to the revolving credit facility are amortized to interest expense on a straight-line basis over the term of the associated debt. Financing fees related to the senior secured notes are amortized to interest expense using the effective interest method.

  Goodwill and intangible assets

  Goodwill and intangible assets are accounted for in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination and is not subject to amortization.

  Intangible assets are recorded at cost and are amortized over their estimated useful lives as follows:

Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Customer lists and relationships	straight-line over 2 to 15 years
Trademarks and trade names	straight-line over 25 to 35 years
Franchise rights	by pattern of use

  The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset over fair value calculated using discounted expected future cash flows.

  Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying value of the asset is written down to fair value. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any.

  Revenue recognition and unearned revenue

  (a)
  Company-owned services

  Revenues from Residential Property Management, Company-owned Consumer Services, Integrated Security Services and Business Services are recognized at the time the service is rendered or the product is shipped. Revenues from Integrated Security Services installation contracts and Residential Property Management painting and restoration contracts in process are recognized on the percentage of completion method, generally in the ratio of actual costs to total estimated contract costs, unless the Company cannot reasonably estimate its gross margins in which case the completed contract method is used. Amounts received from customers in advance of services being provided are recorded as unearned revenue when received.

  (b)
  Franchised services

  The Company's franchised Consumer Services are conducted principally through subsidiaries California Closet Company, Inc., Paul Davis Restoration, Inc., Pillar to Post, Inc., CertaPro Painters Ltd. and College Pro Painters Ltd. Royalties are charged as a percentage of revenues, as defined, where reported by the franchisees except for CertaPro Painters Ltd., where the franchisees are charged either a fixed monthly amount or a percentage of revenues. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

  Advertising costs

  Advertising costs are expensed as incurred except for prepaid direct-response advertising, which is recorded as a current asset and is amortized over the period of expected sales revenue resulting from such advertising.

  Foreign currency translation

  Assets and liabilities of the Company's subsidiary operations that are measured in a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rates prevailing at year-end and revenues and expenses at the weighted average exchange rates for the year. Realized exchange gains and losses are included in earnings. Currency translation adjustments are included in other comprehensive earnings.

  Income taxes

  Income taxes have been provided using the asset and liability method whereby deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded when there is uncertainty regarding realization of a deferred income tax asset.

  Income taxes are not provided on the unremitted earnings of U.S. subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in its U.S. subsidiaries.

  Stock-based compensation

  Effective April 1, 2003, the Company is accounting for stock options as compensation expense in accordance with SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS 123 ("SFAS 148") provides alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company is using the "prospective method" of SFAS 148 and is expensing the fair value of new option grants awarded subsequent to March 31, 2003. The financial statements for the year ended March 31, 2004 include $322 of stock option expense.

  Prior to April 1, 2003, the Company applied Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its stock option plan. No compensation expense was recognized when shares or stock options were issued to employees or directors. However, the Company disclosed pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS 123.

3.     ACQUISITIONS

  2004 acquisitions:

  The Company completed six small business acquisitions during the year. Four were completed in the Consumer Services segment in October 2003, one was completed in Residential Property Management in January 2004 and one was completed in Integrated Security Services in February 2004.

  The Company purchased minority interests from two shareholders in the Business Services segment during the year.

  2003 acquisitions:

  The Company completed seven small acquisitions during the year, three in Consumer Services and two in each of Residential Property Management and Business Services, which collectively are shown in the Acquisitions column below.

  The Company also acquired minority interests from several shareholders in the Business Services, Residential Property Management and Integrated Security Services segments during the year.

  Details of the 2004 acquisitions are as follows:

	2004
	Acquisitions	Purchases of minority shareholders' interests
Current assets	$2,587	$—
Long-term assets	700	—
Current liabilities	(2,136)	—
Long-term liabilities	(3,238)	—
Minority interest	(223)	674

	(2,310)	674

Cash consideration	$13,722	$1,098

Acquired intangibles	8,011	—

Acquired goodwill	8,021	424

Contingent consideration at date of acquisition	$6,002	$—

  Details of the 2003 acquisitions are as follows:

	2003
	Acquisitions	Purchases of minority shareholders' interests
Current assets	$821	$—
Long-term assets	1,347	—
Current liabilities	(1,389)	—
Long-term liabilities	(942)	(840)
Minority interest	(229)	775

	(392)	(65)

Cash consideration	$6,599	$6,352

Acquired intangibles	2,226	2,064

Acquired goodwill	4,765	4,353

Contingent consideration at date of acquisition	$4,074	$1,000

  In 2002, the Company finalized the allocation of the purchase price with respect to the March 2001 Watts acquisition. The final adjustment to this purchase equation and the purchase equations on other acquisitions resulted in additional goodwill and accrued liabilities in the amount of $1,860, net of income taxes, principally to reflect costs to restructure operations of one of the acquired Watts subsidiaries. At March 31, 2004, an accrual of $1,719 still exists relating to that acquired subsidiary.

  Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to five-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at March 31, 2004, there was contingent consideration outstanding of up to $16,200 ($12,700 as at March 31, 2003). The contingencies will expire during the period extending to January 2009. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, if any, as additional costs of the acquired businesses. Contingent consideration issued or issuable during the year ended March 31, 2004 was $1,565 net of deferred income tax of $95 (2003 — $3,143, net of deferred income tax of $165).

  The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to these respective closing dates. The cash portions of the acquisitions were financed through available cash and borrowings from the Company's revolving credit facility. The goodwill acquired during 2004 was not deductible for tax purposes.

  Following are the Company's unaudited pro forma results assuming the 2004 and 2003 acquisitions occurred on April 1 of the respective year of acquisition. The year immediately prior to the year of each respective acquisition also includes the pro forma results of the respective acquisitions.

(unaudited)	2004	2003
Pro forma revenue	$622,268	$555,841
Pro forma net earnings from continuing operations	19,631	19,185
Pro forma net earnings per share from continuing operations
Basic	$1.37	$1.38
Diluted	1.34	1.32

  These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results of operations that would have actually resulted had the combinations been in effect at the beginning of each year or of future results of operations.

4.     DISPOSITION

  On April 1, 2004, immediately after year-end, the Company sold substantially all of the assets of the Company-owned lawn care operations carried on by its subsidiary Greenspace Services Ltd. to a third party. The sale proceeds and the expected resulting gain will be reported in the financial statements for the quarter ended June 30, 2004. The sale proceeds were approximately $14,215, which was comprised of cash in the amount of $5,009, assumption of liabilities in the amount of approximately $5,469 and a note receivable in the amount of $3,737. The note receivable is non-interest bearing and is receivable in five annual installments during the period April 1, 2005 to April 1, 2009. For the years ended March 31, 2004, 2003 and 2002, the operating results of the Canadian lawn care operations, which were previously included in the Consumer Services segment, have been reported as discontinued operations. The operating results and balance sheets of the discontinued operations are as follows:

Operating results	2004	2003	2002
Revenues	$23,091	$19,565	$19,138
Earnings from discontinued operations before income taxes	250	962	793
Provision for income taxes	90	548	246

Net earnings from discontinued operations	160	414	547

Net earnings per share from discontinued Operations
Basic	$0.01	$0.03	$0.04

Diluted	0.01	0.03	0.04

Balance sheets	2004	2003
Current assets	$6,083	$5,466
Fixed assets	3,090	2,581
Intangible assets	604	713
Goodwill	2,115	1,890

Total assets	$11,892	$10,650

Current liabilities	$6,689	$6,587
Long-term liabilities	790	671

Total liabilities	$7,479	$7,258

5.     UNUSUAL ITEM

  During 2003, the Company received $4,228 of executive life insurance proceeds upon the deaths of two senior management employees, one in the Business Services segment in the amount of $3,228 and one in Residential Property Management in the amount of $1,000. The amounts received were recorded as reductions of selling, general and administrative costs. No such proceeds were received in 2004 or 2002.

6.     OTHER INCOME

  In accordance with the Company's partnership philosophy, it may from time to time sell shares of its operating subsidiaries to operating management. During 2004, the Company sold a 5% interest in California Closet Company, Inc. and a 5.5% interest in CertaPro Painters, Ltd. to officers of the respective businesses, resulting in dilution gains of $1,137. In 2003, the Company sold a 7.5% interest in Paul Davis Restoration, Inc. to two of its officers, resulting in a dilution gain on sale of $1,106. The 2004 and 2003 share sales were financed by secured interest-bearing loans (see note 8(a)). In 2002, the Company recorded gains totaling $196 relating to the sale of shares of two subsidiaries. Also included in 2004 other income is a loss of $240 related to the Company's disposal of the security officer assets of its Chicago Integrated Security Services branch.

7.     COMPONENTS OF WORKING CAPITAL ACCOUNTS

	2004	2003
Inventories
Work-in-progress	$8,888	$6,009
Finished goods	3,156	4,560
Supplies and other	2,769	4,222
Small equipment	416	304

	$15,229	$15,095

Prepaids and other
Insurance	$3,259	$3,108
Advertising	2,804	2,441
Transportation	1,775	1,248
Security deposits	1,410	1,129
Other	6,411	5,691

	$15,659	$13,617

Accrued liabilities
Accrued payroll and benefits	$27,472	$16,707
Customer advances	13,617	10,663
Costs to restructure operations of acquired subsidiary	1,719	1,667
Other	6,545	5,233

	$49,353	$34,270

  During 2003, the Company incurred $1,904 of severances and related costs in its Business Services segment as part of a plan to reduce overheads and more aggressively realize synergies within the segment. Of this amount, $133 remained unpaid at March 31, 2004 and was included in accrued payroll and benefits within accrued liabilities.

8.     OTHER RECEIVABLES

  Other receivables are comprised of:

  (a)
  $4,003 (2003 — $2,578) of secured interest-bearing loans due from minority shareholders of four (2003 — four) subsidiaries.

  (b)
  $1,194 (2003 — $1,347) of long-term customer receivables, certain of which are interest bearing; and

  (c)
  $200 (2003 — $1,914) of interest bearing franchise fees receivable from franchisees in the Consumer Services segment.

9.     FIXED ASSETS AND OTHER ASSETS

2004	Cost	Accumulated depreciation / amortization	Net 2004
Fixed assets
Land	$2,273	$—	$2,273
Buildings	7,829	1,475	6,354
Vehicles	17,661	10,372	7,289
Furniture and equipment	43,176	29,738	13,438
Computer equipment and software	26,069	14,516	11,553
Enterprise system software	3,975	1,717	2,258
Leasehold improvements	12,820	6,159	6,661

Total	$113,803	$63,977	$49,826

Other assets
Investments	$815	$—	$815
Financing fees	3,802	1,788	2,014

Total	$4,617	$1,788	$2,829

2003	Cost	Accumulated depreciation / amortization	Net 2003
Fixed assets
Land	$2,234	$—	$2,234
Buildings	7,228	1,156	6,072
Vehicles	16,788	10,182	6,606
Furniture and equipment	36,345	23,112	13,233
Computer equipment and software	24,835	14,397	10,438
Enterprise system software	4,549	2,402	2,147
Leasehold improvements	11,612	5,742	5,870

Total	$103,591	$56,991	$46,600

Other assets
Investments	$756	$—	$756
Financing fees	3,119	1,098	2,021

Total	$3,875	$1,098	$2,777

  Included in fixed assets are vehicles under capital lease at a cost of $7,299 (2003 — $5,846) with a net book value of $3,324 (2003 — $3,130), furniture and equipment under capital lease at a cost of $288 (2003 — $882) and net book value of $150 (2003 — $497) and computer equipment and software under capital lease at a cost of $2,343 (2003 — $822) with a net book value of $1,274 (2003 — $393).

10.   INTANGIBLE ASSETS

2004	Gross carrying amount	Accumulated amortization	Net 2004
Management contracts and other	$3,924	$1,423	$2,501
Customer lists and relationships	7,374	1,692	5,682
Trademarks and trade names	12,517	1,367	11,150
Franchise rights	20,698	2,314	18,384

	$44,513	$6,796	$37,717

2003	Gross carrying amount	Accumulated amortization	Net 2003
Management contracts and other	$2,085	$1,067	$1,018
Customer lists and relationships	6,506	1,122	5,384
Trademarks and trade names	11,327	970	10,357
Franchise rights	16,464	1,796	14,668

	$36,382	$4,955	$31,427

  During the year ended March 31, 2004, the company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period in years
Management contracts and other	$1,949	9.8
Customer lists and relationships	1,104	10.9
Trademarks and trade names	1,137	30.0
Franchise rights	4,387	Pattern of use

	$8,577	22.4

  The following is the estimated annual amortization expense for each of the next five years ending March 31:

2005	$2,372
2006	2,305
2007	2,255
2008	2,035
2009	1,896

11.   GOODWILL

	Residential Property Management	Integrated Security Services	Consumer Services	Business Services	Corporate	Consolidated
Balance, March 31, 2002	$55,483	$24,812	$27,558	$52,415	$—	$160,268
Goodwill resulting from adjustments to purchase price allocations	(238)	69	(143)	19	—	(293)
Goodwill resulting from contingent acquisition payments	1,450	1,693	—	—	—	3,143
Goodwill resulting from purchases of minority shareholders' interests	3,013	380	—	960	—	4,353
Goodwill acquired during year	2,557	—	2,208	—	—	4,765
Foreign exchange	—	34	149	1,205	—	1,388

Balance, March 31, 2003	62,265	26,988	29,772	54,599	—	173,624
Goodwill resulting from adjustments to purchase price allocations	372	—	165	—	—	537
Goodwill resulting from contingent acquisition payments	664	341	560	—	—	1,565
Goodwill resulting from purchases of minority shareholders' interests	—	—	—	424	—	424
Goodwill acquired during year	168	231	7,622	—	—	8,021
Foreign exchange	—	78	339	991	—	1,408

Balance, March 31, 2004	$63,469	$27,638	$38,458	$56,014	$—	$185,579

12.   LONG-TERM DEBT

	2004	2003
Revolving credit facility of $90,000, (2003 — $140,000) of which up to US$40,000 may be drawn in Canadian funds	$—	$52,026
8.06% Senior Secured Notes due June 29, 2011	100,000	100,000
6.40% Senior Secured Notes due September 30, 2015	50,000	—
Adjustment to Senior Secured Notes resulting from interest rate swaps	6,805	6,279
Capital leases bearing interest ranging from 5% to 10%, maturing at various dates through 2008	4,128	3,478
Other long-term debt bearing interest at 8%, maturing at various dates through 2008	2,955	3,136

	163,888	164,919
Less: current portion	3,502	3,030

	$160,386	$161,889

  The revolving credit facility was unused at March 31, 2004. At March 31, 2003, US$35,281 and C$24,578 (US$16,745) was drawn. Included in capital leases at March 31, 2004 and 2003 are obligations in Canadian dollars of $2,222 (US$1,694) and $2,478 (US$1,689), respectively. Included in other long-term debt at March 31, 2004 and 2003 are obligations in Canadian dollars of $1,335 (US$1,018) and $1,569 (US$1,069), respectively.

  At March 31, 2004, the estimated aggregate amount of principal repayments on long-term debt required in each of the next five fiscal years and thereafter to meet the retirement provisions are as follows:

2005	$3,502
2006	16,572
2007	15,203
2008	14,610
2009	14,340
Thereafter	92,856

  The Company's amended and restated credit agreement provides a $90,000 committed senior revolving credit facility renewable and extendible in 364-day increments, and if not renewed, a two-year final maturity. The revolving credit facility was most recently renewed and extended on May 7, 2003. The revolving credit facility bears interest at 1.50% to 3.00% over floating reference rates, depending on certain leverage ratios. The average interest rate during fiscal 2004 was 3.45%. At March 31, 2004, the revolving credit facility was unused, had outstanding letters of credit in the amount of $5,993 and had $84,007 of available credit.

  The Company has outstanding $100,000 of 8.06% fixed-rate Senior Secured Notes (the "8.06% Notes"). The 8.06% Notes have a final maturity of June 29, 2011, with seven equal annual principal repayments beginning on June 29, 2005. On October 1, 2003, the Company issued $50,000 of 6.40% fixed-rate Senior Secured Notes (the "6.40% Notes") to a group of U.S. institutional investors. The 6.40% Notes have a final maturity of September 30, 2015 with equal annual principal repayments commencing on September 30, 2012. The proceeds of the 6.40% Notes were used to repay amounts drawn on the revolving credit facility. Concurrent with the issuance of the 6.40% Notes, the Company's revolving credit facility was reduced to $90,000 from $140,000 resulting in no net change to the Company's overall borrowing capacity.

  The Company has indemnified the holders of the 8.06% Notes and 6.40% Notes (collectively, the "Notes") from all withholding taxes that are or may become applicable to any payments made by the Company on the Notes. The Company has interest rate swap agreements related to the Notes. See note 17 for information regarding hedge accounting.

  The revolving credit facility and the Notes rank equally in terms of seniority. The Company has granted these lenders collateral including the following: an interest in all of the assets of the Company including the shares of the Company's subsidiaries, an assignment of material contracts and an assignment of the Company's "call rights" with respect to shares of the subsidiaries held by minority interests.

  The covenants and other limitations within the revolving credit facility and the Notes agreement are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is prohibited from undertaking certain mergers, acquisitions and dispositions without prior approval.

13.   CAPITAL STOCK

  The authorized capital stock of the Company is as follows:

  An unlimited number of preference shares, issuable in series;

  An unlimited number of Subordinate Voting Shares having one vote per share; and

  An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

  The following table provides a summary of total capital stock:

	Subordinate Voting Shares		Multiple Voting Shares
						Total Amount
	Number	Amount	Number	Amount	Total Number
Balance, March 31, 2002	13,112,418	$57,339	662,847	$373	13,775,265	$57,712
Balance, March 31, 2003	13,501,343	60,198	662,847	373	14,164,190	60,571
Balance, March 31, 2004	14,087,018	68,184	662,847	373	14,749,865	68,557

  In February 2004, the Company approved a long-term incentive plan ("LTIP") for the Chief Executive Officer ("CEO"). Under the LTIP, the CEO is entitled to receive a payment upon the arm's length sale of control of the Company or upon a distribution of the Company's assets to shareholders. The payment amount is determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm's length sale or upon a distribution of assets. The right to receive the payment may be transferred among members of the CEO's family, their holding companies and trusts.

  The Company's contributed surplus account relates to stock option compensation expense accounting under SFAS 123. Contributed surplus is credited at the time stock option compensation expense is recorded. As stock options are exercised, contributed surplus is reduced and capital stock is credited.

  During the year ended March 31, 2003, the Company repurchased 32,700 (2004 and 2002 — nil) Subordinate Voting Shares under a Normal Course Issuer Bid filed with the Toronto Stock Exchange, which allowed the Company to repurchase up to 5% of its outstanding shares on the open market during a twelve-month period.

  The Company has $2,148 (C$3,034) (2003 — $2,434 (C$3,439)) of interest bearing loans receivable related to the purchase of 365,000 Subordinate Voting Shares (2003 — 387,500 shares). The loans, which are collateralized by the shares issued, have a ten-year term from the grant date, however, they are open for repayment at any time. The maturities of these loans are as follows, for the years ending March 31.

2005	$—
2006	—
2007	916
2008	467
2009	765

$2,148

  The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. Options are exercisable in either U.S. or Canadian dollars. At March 31, 2004, there were 1,144,315 options outstanding to 44 individuals at prices ranging from $10.50 to $23.14 (C$15.60 to C$36.89) per share, expiring on various dates through February 2009. At March 31, 2004, there were 107,030 options available for future grants.

  The number of Subordinate Voting Shares issuable under options and the average option prices per share are as follows:

	Shares issuable under options			Weighted average price per share (US$)
	2004	2003	2002	2004	2003	2002
Shares issuable under options — Beginning of year	1,782,990	2,119,115	2,119,640	$15.95	$13.20	$8.57
Granted	133,000	101,500	625,000	15.99	15.58	20.93
Exercised for cash	(585,675)	(421,625)	(607,025)	12.54	7.41	4.70
Expired or forfeited	(186,000)	(16,000)	(18,500)	23.65	19.00	7.25

Shares issuable under options — End of year	1,144,315	1,782,990	2,119,115	$16.01	$15.95	$13.20

Options exercisable — End of year	667,933	876,506	925,498

	Weighted average price per share (C$)
	2004	2003	2002
Shares issuable under options — Beginning of year	$23.41	$21.05	$13.52
Granted	23.89	24.14	32.77
Exercised for cash	18.73	11.48	7.35
Expired or forfeited	35.33	29.43	11.35

Shares issuable under options — End of year	$23.92	$23.41	$21.05

  The weighted average fair values of options granted in 2004, 2003 and 2002 were $5.31 (C$7.18), $5.10 (C$7.90) and $6.59 (C$10.31) per share, respectively.

  The options outstanding as at March 31, 2004 to purchase Subordinate Voting Shares are as follows:

	Options outstanding			Options exercisable
Range of exercise prices (US$)	Number Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Number exercisable	Weighted average exercise price (US$)
$10.50 to $11.68	304,440	0.9	$11.09	272,883	$11.14
$12.00 to $14.62	374,875	2.3	13.45	221,200	13.78
$15.70 to $23.14	465,000	3.2	21.38	173,850	22.08

	1,144,315	2.3	$16.01	667,933	$14.86

	Options outstanding			Options exercisable
Range of exercise prices (C$)	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number exercisable	Weighted average exercise price (C$)
$15.60 to $17.25	304,440	0.8	$16.48	272,883	$16.56
$18.20 to $22.50	374,875	2.3	20.39	221,200	20.91
$25.00 to $36.89	465,000	3.2	31.63	173,850	32.67

	1,144,315	2.3	$23.92	667,933	$22.19

  Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under APB 25, as permitted by GAAP. Had compensation expense for stock options been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	2004	2003	2002
Net earnings as reported	$19,024	$18,440	$17,029
Deduct: Stock-based compensation expense determined under fair value method, net of tax	(2,158)	(2,179)	(1,144)

Pro forma net earnings	16,866	16,261	15,885

Pro forma net earnings per share:
Basic	$1.18	$1.17	$1.17
Diluted	1.16	1.12	1.09
Assumptions:
Risk-free interest rate	3.0%	4.5%	5.0%
Expected life in years	4.4	4.4	4.0
Volatility	30%	30%	30%
Dividend yield	0.0%	0.0%	0.0%

14.   INCOME TAXES

  Income taxes differ from the amounts that would be obtained by applying the statutory rate to the respective years' earnings before taxes. These differences result from the following items:

	2004	2003	2002
Income tax expense using combined statutory rate of approximately 40% (2003 — 40%; 2002 — 41%)	$12,509	$11,377	$12,545
Non-deductible expenses:
Loss not tax effected	—	—	443
Other	576	735	250
Non-taxable proceeds of life insurance policies	—	(1,691)	—
Foreign tax rate reduction	(3,884)	(2,720)	(3,043)

Provision for income taxes as reported	$9,201	$7,701	$10,195

  Earnings before income taxes and minority interest by tax jurisdiction comprise the following:

	2004	2003	2002
Canada	$13,612	$13,273	$10,820
United States	17,554	15,494	19,515

Total	$31,166	$28,767	$30,335

  The provision for income taxes comprises the following:

	2004	2003	2002
Current
Canada	$3,360	$1,319	$2,844
United States	5,665	5,129	6,862

	9,025	6,448	9,706

Deferred
Canada	67	585	(1,130)
United States	109	668	1,619

	176	1,253	489

Total	$9,201	$7,701	$10,195

  The significant components of deferred income taxes are as follows:

	2004	2003
Deferred income tax assets
Expenses not currently deductible	$553	$900
Provision for doubtful accounts	128	410
Inventory and other reserves	24	350
Loss carry-forwards	4,820	1,251

	5,525	2,911

Deferred income tax liabilities
Depreciation and amortization	20,219	19,464
Prepaid and other expenses deducted for tax purposes	560	865
Financing fees	81	141

	20,860	20,470

Net deferred income tax liability	$15,335	$17,559

  As at March 31, 2004, the Company had U.S. and Canadian net operating loss carry-forward balances of approximately $10,240 and $2,000, respectively. These amounts are available to reduce future federal, state and provincial income taxes. Net operating loss carry-forward balances attributable to the U.S. expire over the next 20 years while net operating losses attributable to Canada expire over the next 7 years.

15.   SHARES OUTSTANDING FOR EARNINGS PER SHARE CALCULATIONS

	2004	2003	2002
Shares issued and outstanding at beginning of year	14,164,190	13,775,265	13,168,240
Weighted average number of shares:
Issued in the year	120,662	148,141	397,077
Repurchased in the year	—	(2,346)	—

Weighted average number of shares used in computing basic earnings per share	14,284,852	13,921,060	13,565,317
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	310,976	576,485	1,034,551

Number of shares used in computing diluted earnings per share	14,595,828	14,497,545	14,599,868

16.   OTHER SUPPLEMENTAL INFORMATION

	2004	2003	2002
Products and services segmentation
Revenue
Products	$108,983	$96,219	$75,337
Services	500,811	426,908	418,214

Total	609,794	523,127	493,551

Cost of revenue
Products	$67,721	$57,633	$46,060
Services	356,348	301,621	288,404

Total	424,069	359,254	334,464

Franchised operations
Revenue	$64,947	$57,497	$54,173

Operating earnings	11,369	11,121	9,283

Initial franchise fee revenue	4,467	3,822	2,951

Cash payments made during the year
Income taxes	$13,388	$7,667	$10,649

Interest	5,156	7,916	9,633

Non-cash financing activities
Increases in capital lease obligations	$1,352	$1,565	$1,965

Depreciation and amortization expense
Fixed assets	$13,011	$11,447	$10,671
Intangible assets	2,212	1,838	1,282

	15,223	13,285	11,953

Other expenses
Advertising expense	$8,577	$8,141	$6,103

Rent expense	15,679	14,280	13,445

17.   FINANCIAL INSTRUMENTS

  Concentration of credit risk

  The Company is subject to credit risk with respect to its accounts receivable, other receivables, interest rate swaps and foreign exchange contracts. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different service lines in two countries. The counter-parties to the interest rate swaps and foreign exchange contracts are investment-grade financial institutions that the Company anticipates will satisfy their obligations under the contracts.

  Interest rate risk

  The Company maintains an interest rate risk management strategy that uses interest rate swaps to lower the long-term cost of borrowed funds. The Company's specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of the Company's fixed-rate debt when that fair value is compared with the cost of the borrowed funds. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by the gain or loss on the interest rate swaps that are linked to the debt.

  The Company has interest rate swap agreements to exchange the fixed rates on the Notes for variable rates. On the 8.06% Notes, one interest rate swap exchanges the fixed rate on $75,000 of principal for LIBOR + 250.5 basis points and a second exchanges the fixed rate on $25,000 for LIBOR + 445 basis points. The terms of the swaps match the term of the 8.06% Notes with a maturity of June 29, 2011. On October 2, 2003, the Company entered into two interest rate swap agreements to exchange the fixed rate on the $50,000 of 6.40% Notes for a variable rate of LIBOR + 170 basis points. The terms of the swaps match the term of the 6.40% Notes with a maturity of September 30, 2015.

  The swaps are being accounted for as fair value hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The swaps are carried at fair value on the balance sheet, with gains or losses recognized in earnings. The carrying value of the hedged debt is adjusted for changes in fair value of the swaps; the associated gain or loss is recognized currently in earnings. The fair values of the swaps are determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. Due to changes in the yield curve, the fair value of the swaps fluctuates and at March 31, 2004, the fair values represented a gain of $6,805 (2003 — $6,279).

  The Company from time to time uses foreign exchange contracts to fix Canadian dollar expenses relative to U.S. dollar revenues. As at March 31, 2004, four such contracts were open, with maturities extending to March 30, 2005. Details are summarized below.

Buy currency	Canadian dollars
Sell currency	U.S. dollars
Notional value	$8,000
Weighted average exchange rate	1.3547
Gain included in earnings	$ 219

  Fair values of financial instruments

  The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Other receivables	$5,397	$5,379	$5,839	$5,784
Long-term debt including current portion	157,083	175,085	158,640	166,892
Interest rate swaps	6,805	6,805	6,279	6,279
Foreign exchange contracts	219	219	—	—

18.   COMMITMENTS AND CONTINGENCIES

  (a)
  Lease commitments

  Minimum operating lease payments are as follows:

Year ending March 31
2005	$16,810
2006	13,460
2007	10,937
2008	10,111
2009	7,543
Thereafter	15,795

  (b)
  Shareholder agreements

  The Company has shareholder agreements with the minority owners of its subsidiaries. These agreements allow the Company to "call" the minority position for a predetermined formula price, which is usually equal to the multiple of net earnings before extraordinary items, minority interest share of earnings, income taxes, interest, depreciation, and amortization paid by the Company for the original acquisition. The minority owners may also "put" their interest to the Company at the same price subject to certain limitations. The purchase price may, at the option of the Company, be paid primarily in Subordinate Voting Shares. Acquisitions of these minority interests would be accounted for using the purchase method. The total obligation if all call or put options were exercised at March 31, 2004 was approximately $30,000 (2003 — $26,000). The acquisition of all outstanding minority interests would increase net earnings.

  (c)
  Contingencies

  The Company is involved in legal proceedings and claims primarily arising in the normal course of its business. In the opinion of management, the Company's liability, if any, would not materially affect its financial condition or operations.

  (d)
  Guarantee

  In connection with a contract, the Company has assumed risks associated with work to be performed by a third party. In the unlikely event of non-performance by the third party, the maximum exposure to the Company would be $7,626.

19.   RELATED PARTY TRANSACTIONS

  During the year, the Company paid $544 (2003 — $847) in rent to entities in which an officer of the Company has equity interests. In addition, the Company paid $514 (2003 — $853) in rent to entities controlled by minority shareholders of subsidiaries. The transactions were completed at market rates.

  During the year, the Company reorganized the management structure of its Residential Property Management operations. As a result, several minority shareholders contributed their shares to new entities. These transactions were accounted for at cost.

20.   SEGMENTED INFORMATION

  Operating segments

  The Company has four reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment's performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping and other services to residential community associations in the United States. Integrated Security Services provides security systems installation, maintenance, monitoring and manpower to primarily commercial customers in Canada and the United States. Consumer Services provides franchised and Company-owned property services to customers in the United States and Canada. Business Services provides marketing support and business process outsourcing services to corporate and institutional clients in Canada and the United States. Corporate includes the costs of operating the Company's headquarters.

2004	Residential Property Management	Integrated Security Services	Consumer Services	Business Services	Corporate	Consolidated
Revenues	$241,293	$122,748	$92,870	$152,449	$434	$609,794

Depreciation and amortization	4,363	1,948	2,313	6,450	149	15,223

Operating earnings	13,675	6,241	14,116	12,071	(7,032)	39,071

Interest, net						(7,905)
Income taxes						(9,201)
Minority interest						(3,101)

Net earnings from continuing operations						18,864
Net earnings from discontinued operations						160

Net earnings						$19,024

Total assets	$110,439	$75,198	$102,802	$144,677	$4,437	$437,553

Total additions to long-lived assets	$6,566	$2,953	$19,966	$6,047	$340	$35,872

2003	Residential Property Management	Integrated Security Services	Consumer Services	Business Services	Corporate	Consolidated
Revenues	$214,965	$107,548	$73,852	$126,373	$389	$523,127

Depreciation and amortization	4,089	1,502	1,924	5,620	150	13,285

Operating earnings	10,531	5,834	12,163	14,153	(4,978)	37,703

Interest, net						(8,936)
Income taxes						(7,701)
Minority interest						(3,040)

Net earnings from continuing operations						18,026
Net earnings from discontinued operations						414

Net earnings						$18,440

Total assets	$107,998	$64,803	$83,923	$117,432	$14,875	$389,031

Total additions to long-lived assets	$10,991	$3,942	$7,749	$7,781	$41	$30,504

2002	Residential Property Management	Integrated Security Services	Consumer Services	Business Services	Corporate	Consolidated
Revenues	$205,376	$95,507	$64,826	$127,478	$364	$493,551

Depreciation and amortization	3,716	1,377	1,780	4,964	116	11,953

Operating earnings	15,118	5,158	10,184	17,412	(4,585)	43,287

Interest, net						(12,952)
Income taxes						(10,195)
Minority interest						(3,658)

Net earnings from continuing operations						16,482
Net earnings from discontinued operations						547

Net earnings						$17,029

Total assets	$106,268	$57,515	$77,060	$117,874	$7,212	$365,929

Total additions to long-lived assets	$13,237	$5,154	$8,984	$13,365	$478	$41,218

  Geographic information

  Revenues in each geographic segment are reported by customer location.

	2004	2003	2002
Canada
Revenues	$174,992	$149,570	$149,531

Total long-lived assets	68,408	68,710	53,082

United States
Revenues	$434,802	$373,557	$344,020

Total long-lived assets	204,715	182,941	180,685

Consolidated
Revenues	$609,794	$523,127	$493,551

Total long-lived assets	$273,123	$251,651	$233,767

21.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 2003, FASB Interpretation No. 46, Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) ("FIN 46") was issued. In December 2003, FASB issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"). FIN 46R addresses consolidation by business enterprises of variable interest entities having certain characteristics and replaces FIN 46. FIN 46R is effective for the Company's annual financial statements for the year ended March 31, 2004, and had no impact on the consolidated financial statements.

  In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"), which was effective for the Company on July 1, 2003. SFAS 150 establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

22.   RECONCILIATION TO CANADIAN GAAP

  The following adjustments are required to reconcile these consolidated financial statements to Canadian generally accepted accounting principles:

  (i)
  Deficit elimination.    On September 15, 1997, the shareholders of the Company approved a reduction of the stated capital attributable to the Company's capital stock by $5,683, thereby eliminating the Company's deficit as at March 31, 1997. While permitted under Canadian GAAP, this elimination is not permitted under United States GAAP.

  (ii)
  Currency translation adjustments.    Under United States GAAP, currency translation and certain other transactions must be reported in an equity account called "other comprehensive earnings". Under Canadian GAAP, such an account does not exist, and currency translations are reported in an equity account called "currency translation adjustments". The Company's foreign currency translation adjustments account is similar to the other comprehensive earnings account in all material respects.

  (iii)
  Accounting for interest rate swaps.    Under Canadian GAAP, hedge accounting does not require interest rate swaps to be recorded on the balance sheet. However, the earnings impact of interest rate swaps is identical under Canadian and United States GAAP.

  There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of earnings. Below is a continuity schedule of retained earnings under Canadian GAAP:

	2004	2003
Balance, beginning of year	$68,631	$50,448
Net earnings	19,024	18,440
Subordinate Voting Shares purchased for cancellation	—	(257)

Balance, end of year	$87,655	$68,631

  The tables below provide a reconciliation of the Company's affected consolidated balance sheet accounts from United States GAAP to Canadian GAAP.

As at March 31, 2004	United States GAAP	Reconciling adjustments	Canadian GAAP
Assets
Interest rate swaps	$6,805	$(6,805)	$—
Subtotal non-current assets	290,320	(6,805)	283,515

Total assets	$437,553	$(6,805)	$430,748

Liabilities
Long-term debt less current portion	$160,386	$(6,805)	$153,581
Subtotal non-current liabilities	196,084	(6,805)	189,279

Shareholders' equity
Capital stock	68,557	(5,683)	62,874
Retained earnings	81,972	5,683	87,655
Subtotal shareholders' equity	155,101	—	155,101

Total liabilities and shareholders' equity	$437,553	$(6,805)	$430,748

As at March 31, 2003	United States GAAP	Reconciling adjustments	Canadian GAAP
Assets
Interest rate swaps	$6,279	$(6,279)	$—
Subtotal non-current assets	266,649	(6,279)	260,370

Total assets	$389,031	$(6,279)	$382,752

Liabilities
Long-term debt less current portion	$161,889	$(6,279)	$155,610
Subtotal non-current liabilities	195,117	(6,279)	188,838
Shareholders' equity
Capital stock	60,571	(5,683)	54,888
Retained earnings	62,948	5,683	68,631

Subtotal shareholders' equity	123,406	—	123,406

Total liabilities and shareholders' equity	$389,031	$(6,279)	$382,752

  There are no reconciling items between United States and Canadian GAAP that impact the consolidated statements of cash flows.

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REPORT OF MANAGEMENT
INDEPENDENT AUDITORS' REPORT
FIRSTSERVICE CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (in thousands of U.S. dollars, except per share amounts) — in accordance with United States generally accepted accounting principles
FIRSTSERVICE CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles
FIRSTSERVICE CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles
FIRSTSERVICE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars) — in accordance with United States generally accepted accounting principles